March 14, 1997


Board of Trustees
The Garzarelli Funds
100 South Wacker Drive
Suite 2100
Chicago, IL 60606-4002

Re:  Subscription for Shares of The Garzarelli Balanced Fund (the "Fund")

Dear Trustees:

I hereby offer to purchase from The Garzarelli Funds 10,000 shares of beneficial interest of the Fund at a price of $10.00 per share for an aggregate purchase price of $100,000 cash, all such shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt of said payment by The Garzarelli Funds.

These shares are not being purchased with any present intent of distributing or reselling the same to the public, and will be held for investment by Elaine M. Garzarelli.

Sincerely,


Elaine M. Garzarelli

ACCEPTED AND AGREED this
14 day of March, 1997

The Garzarelli Funds



By:
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Name:     H. Steel Bokhof, Jr.
Title:    President